

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2013

Via E-mail
Sheila Lirio Marcelo
President
Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451

> **Re: Care.com, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 13, 2013**
> **CIK No. 0001412270**

Dear Ms. Marcelo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   You checked the box on the facing page of your registration statement indicating that are a non-accelerated filer; however, it appears that you qualify as a smaller reporting company. Please advise or revise.

Risk Factors, page 10

5.   It appears that you act as a financial intermediary when administering your consumer payments solutions for caregivers and clients. Tell us whether the Bank Secrecy Act of 1970 and associated regulations applies to your business and whether you are subject to its anti-money laundering provisions. If so, consider including a risk factor detailing your risk of non-compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Key Business Metrics, page 43

6.   Please disclose the number total paying caregivers and total revenue per caregiver.

Results of Operations, page 47

7.   For the periods presented, please disclose the amount of increase in revenue driven by an increase in the kinds of paying members, whether by paying family or caregiver.

Quarterly Results of Operations Data, page 53

8.   Please disclose the quarterly financial data for each full quarter of fiscal year 2011 pursuant to Item 302(a)(1) of Regulation S-K.

9.   Please revise the table to present quarterly per share data as required by Item 302(a)(1) of Regulation S-K.

Business, page 68

10.   Please add a section regarding the regulations affecting your business.

Executive and Director Compensation, page 96

Cash Bonuses, page 97

11.   We note that you list corporate performance goals for your 2012 bonus program. However, it appears that amounts were paid under this plan not because these goals were met, but because the board determined that the company's "overall strong performance" warranted payment. It is not clear whether awards under this plan are directly tied to performance measures or are primarily awarded in the discretion of the board. If the latter, the amounts are more properly reported under the Bonus column. Please advise.

12.   Please disclose the factors that the board considered in determining the Company's "overall strong performance."

13.   Further please explain how the achievement of the individual goals was factored into calculating the final bonus amount.

Amortization and Impairment of Intangible Assets, page F-15

14.   We note that you revised the useful life of Betreut's existing technology platform to one year as a result of your migration plan. Please separately identify this intangible asset in the table on F-24. Also clearly disclose the amount originally assigned to this intangible asset and its original estimated useful life, and advise us.

Besser Betreut Gmbh Audited Financial Statements, page F-60

15.   Regarding your acquisition of Besser Betreut Gmbh, please provide us your tests of significance prepared in accordance with Rule 3-05 of Regulation S-X.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
      John H. Chory, Esq.
      Latham & Watkins LLP